U. S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 10-SB

  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                             ISSUERS

Under Section 12(b) or (g) of the Securities and Exchange Act of
                              1934.

                  DIRECTION TECHNOLOGIES, INC.
         (Name of Small Business Issuer in its charter)


                    Nevada                            88-0413417
     (State or other jurisdiction of      (I.R.S. Employer Identification No.)
       incorporation or organization)

                 250 H Street, Suite 723, Blaine, Washington
                  (Address of principal executive offices)

           Issuer's telephone number:  (604) 683-6648


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                   Name of each exchange on which
    to be so registered                  each class is to be registered

         Common Stock                     Over the Counter Bulletin Board





Securities to be registered pursuant to Section 12(g) of the Act:

                              None

PART I.

ITEM 1.  DESCRIPTION OF BUSINESS

(a)  Business Development.

     Direction Technologies, Inc., a Nevada corporation ("Company"), was originally organized on April 30, 1998 as Fuji International, Inc.; the name was changed on December 28, 1998 to Direction Technologies, Inc. The business office of the Company is located at 250 H Street, Suite 723, Blaine, Washington, 98230. The Company operates on the calendar fiscal year. Currently, the Company has no employees, but anticipates having at least several employees within the next 12 months.

(b)  Business of Issuer.


1.  Electric Automobile.

      One of the specific reasons the Company was founded is for the purpose of entering into a world-wide license agreement with E.T.C. Industries Ltd. of Vancouver, British Columbia, Canada to license certain technology, and obtain advice in facilitating the production of electric vehicles using certain technology developed by the licensor and currently licensed in the State of California. A copy of the license agreement, entered into on January 9, 1999, is attached as Exhibit 10.1 to this Form 10-SB. Under the terms of the license agreement, E.T.C. Industries Ltd. will be paid the sum of $50,000, plus a royalty of 2% of the Gross Sales Price (as defined in this agreement) on every product sold by the Company. Payment of the $50,000 sum is evidenced by a promissory note, which is attached as Exhibit 10.2 to this Form 10-SB.

      This license also includes the use of certain assets of E.T.C. during the term of the agreement. The objective of the Company in this area will be to determine if it can become a profitable designer, manufacturer and distributor of zero-emission, electric-powered automobiles based upon the technology integrated into the prototype MI-6 electromagnetic automobile.

     The growth focus of the Company is to respond to the environmental concerns surrounding the internal combustion engine that powers the majority of vehicles in major cities. Governments in major automobile markets have issued strict edicts in recent years that will dictate a major change in acceptable power sources for commuter driven automobiles.

     The MI-6 was successfully introduced to the public at the International Electric Vehicle Symposium held at Disneyland December 3-7, 1994. A parade of electric cars down Main Street U.S.A. was held with electric cars from all parts of the world
represented,   including  GM,  Ford,  Chrysler,  Honda,   Nissan,
Mitsubishi, Toyota, BMW, and Peugeot. The MI-6 was chosen, along with the BMW conversion entry to be featured on the front page of
the  December  3,  1994 Los Angeles Times business  section.   In
spite of the limited capital outlay to initiate this program, Company management is confident that it can make the project self-sustaining based on profits from the first phase of its program.
     While  long acknowledged as a leading contender in resolving
automobile-generated   pollution,   commercial   development   of
electric  vehicles  has  been  stalled  in  the  1980's  by   the
restricted travel range and limitations of available electric power sources. However, with significant advances in this field and the growing social and political pressures to produce zero-emission automobiles, the era of the electric car is at hand.

      Derived from documentation provided by Electric Vehicle Research, Inc., marketing information provided by management and independent research, the following discussion is designed to demonstrate the economic viability of the business program and provide an overview of the production, marketing and financial strategies of the Company.

a.  The Electric Car Industry.

      Based on limited technical advance and sporadic media attention in the past decade, the electric car industry has yet to earn the respect and acceptance of the general public. It has been left to legislators in environmentally conscious regions such as California, the Northeast U.S. and parts of Europe to force this development in the interest of smog-free cities. Canadian provincial legislators in Ontario and British Columbia are closely following the programs of their California counterparts.

       Government initiatives aimed at restricting sales on internal combustion engines has led to widespread activity among all major automakers in Japan, Europe and the U.S. to meet the electric car challenge. This brings the entire auto industry to a new crossroads, not dissimilar to the challenges that faced an established computer industry when powerful minicomputer technology confronted the world of IBM and established mainframe technology. And while IBM and many other computer giants have survived the onslaught of innovation and entrepreneur spirit from small founding companies, they have lost market share in what has become a far more fragmented industry.

    Many analysts and industry experts expect the same evolution to occur in the auto industry as an efficient electric power plant emerges to challenge the standards of auto design. The bureaucratic nature of major automakers and their established bias towards the internal combustion engine will make any transition to electric car manufacturing and distribution difficult as they confront the emergence of innovative designers and disciples of alternate technologies intent on gaining a foothold in the marketplace. However, the fact that all major automakers have serious electric car development programs as part of their development agenda adds credibility to the future growth of this market segment.

    The evolution of the electric car dates back to the earliest days of the automobile industry. At the turn of the century 38% of U.S. cars were powered by electricity, 22% by gasoline and 40% by steam. The latter succumbed quickly while the electric car gained popularity, mainly in urban areas. By 1912, there were 34,000 U.S. electric cars produced versus 20,000 internal combustion models. In Canada, 25 companies made electric cars before Henry Ford's mass production concepts took over. Ironically, it was electricity, in the form of spark ignition that aided this process. By the end of the Depression, internal combustion ruled the market. It was not until the 1970's and the growing awareness of air pollution that the potential of the electric car gained new credibility. Still, the limitations of power sources and continued reliance on the traditional lead-acid battery made commercial production impractical.

      In recent years, moral persuasion by the federal government in Washington, and new strong legislative guidelines in an estimated sixteen states have forced major auto manufacturers to respond to strict emission standards. Leading this influence on new power-plant design, California has mandated that all major producers of cars sold in their state must meet minimum sales requirements starting in 1998 when 2% of units sold must be zero-emission (i.e., electric powered) vehicles. Quotas will increase to 5% in the year 2000 and 10% or 800,000 cars by 2003. Although these quotas have been deferred, regulatory intentions remain constant.

      To paraphrase an auto industry executive, "the only problem is that they have legislated that we must offer electric cars, but there is no law that says anybody must buy one." The consensus in this regard is that state gasoline taxes will increase dramatically.

     Licensing costs will vary depending upon the power source of individual cars. State programs will facilitate the recharging requirements at highway rest stops and other suitable locations. Fleet owners may be required to utilize electric cars. This dictate will require that a parallel consumer demand be incentivized as an after-market for fleet vehicles is critical to the distribution infrastructure.

      Early pricing policies of the major U.S. automakers suggest that they are discouraging U.S. government programs to "buy electric" and jumpstart mass production. Ford and Chrysler mini-vans, for example are available at a $100,000/unit premium over their gasoline counterparts. By contrast, one established eastern U.S. electric car-maker converts the Geo Metro model to electric power and is able to sell units for $26,000. Production line volumes are projected to cut unit costs dramatically.

      In 1992 the U.S. Energy Policy Act specified that 23,000 government purchased vehicles over the next three years were required to be "alternative production vehicles". In 1993, President Clinton added his endorsement to the program with an executive order upping this quota to 34,000 vehicles. Initially, the majority of this went to natural gas and methanol conversions. However, support of the electric car evolution is a major part of the Electric and Hybrid Propulsion Division of the Energy Department. The essence of this is that legislators are intent upon eliminating auto-generated air pollution. Thus, legislators in North America have virtually assured a growth market for electric-powered vehicles in the next decade.

      The major stumbling block in creating an electric car suitable to the consumer is the power source. Secondary factors include the continued refinement of electric motor and AC/DC adapter controllers. Solar energy research continues to improve means of recharging to electric power base and recapture of energy through shock absorber and/or braking system design is in the development stage. Power sensitive heating and cooling systems continue to emerge.

      A limited travel range before recharging, time requirements to recharge spent batteries, and limited power on acceleration have been the traditional holdback to electric car functionality. New battery designs featuring lead-acid, sodium-sulphur, nickel-cadmiun-1, lithium molybdenum disulfide, and nickel-metal hydride have only gradually resolved these issues. Concerted effort to meet this challenge continues in Europe, Japan and North America. Asea Brown Boveri, a German-Swiss consortium and a Canadian subsidiary, Advanced Battery Systems of Toronto, have used sodium-sulphur to expand the energy base of a battery pack to twice the power density of the conventional lead-acid battery. In mid-1992 they announced a 340-mile range test averaging 75 mph.

      Advanced Battery Systems has announced production plans to expand availability of this battery to 100,000 units/year by 1995. Mercedes-Benz, BMW, Ford Ghia, and Volkswagen currently are testing this power source. Other European automakers like Audi and Opel are also testing hybrid systems that include dual power sources - gas driven highway engines and electric city engines.

      At  Globe'90  in  Vancouver, Nissan introduced  its  Future
Electric Vehicle, the FEV, a 2000-pound aluminum frame design with fight, quick-charging nickel-cadmium batteries. Using a 440-volt source (not widely available), FEV batteries can be 40% recharged in six minutes or fully recharged in fifteen minutes. In the U.S., Chrysler, G.M. and Ford have formed U.S. Advanced Battery Consortium to fund battery research in the interest of expediting electric car development.

     General Motors has been the most aggressive developer of the three, accepting the lead-acid battery as its current power plant for its first electric car. GM's Impact is a 2,500 pound, 2-seat coupe with a 114 mile range at 54 miles per hour; top speed is 72 miles per hour and a 0-60 acceleration of eight seconds. Projected prices for this and similar prototype two-seat vehicles is $30,000 in mass production. GM announced plans in 1992 to mass-produce the Impact, then deferred production. Renewed promises to produce the vehicle in Lansing, Michigan may lead to GM dealers selectively marketing the Impact by late 1999.

      In late 1992, the Advanced Battery Consortium, sponsored by the major U.S. automakers, granted $18.5 million to Ovionic
Battery Company of Troy, Michigan. This long-life battery is unaffected by deep discharge, allows for 15-minute recharging and offers twice the energy capacity of nickel-cadmium.

      The expanded emphasis of major manufacturers and the established demands of U.S. governments in legislating zero-emission vehicles into existence has created a growing support network for battery and electric motor development. Electric cars will soon be a standard part of urban road traffic.

      The complex infrastructure of major auto makers and the inherent levels of bureaucracy and overhead present a unique opportunity for smaller companies to penetrate the electric car market. Low level entry into this niche market will be a major dilemma for the likes of GM. GM has recently announced the production of 50 Impact units for testing by target customers and has applied to California to have this vehicle certified for "zero-emission" status. Ford and Chrysler are lagging at this stage. One distinct possibility is that they will sponsor smaller entities that offer flexible, low capital cost alternatives in the early stages of market development. In this respect, automobile designs such as the MI-6 might well gain the cooperative support of the industry giants as they pioneer consumer awareness of the technology. In an effort to gain credit for sales against their legislated quotas the smaller companies can offer major auto distributorships anxious to gain a foothold in the electric car market.

     Amongst independents, Solectria Corp. of Arlington Mass. has gained the most publicity, developing an AC-driven 34-pound brushless engine and related controller. Unique Mobility Corp. is promoting a similar AC brushless traction motor and making it available to interested electric car fabricators.

b.  The MI-6 Electric Automobile.

      The MI-6 prototype automobile was designed under the direction of Mr. Ken Liebscher in Washington State in 1994. Production viability of the MI-6 had to await the impact of environmental legislation and a consumer education program that helps change the perception of what a commuter car should be. This hiatus allowed the MI-6 creator ample time to address specific pre-production issues and define a product specification with approximately 10% of the parts common to a traditional Detroit assembly line product.

     The MI-6 model is based on a body configuration using twenty-two molded parts. The chassis meets auto industry standards and is supplied assembled by a major Michigan-based industry supplier
(note:   Specific  names  of  suppliers  and  detailed  component
descriptions  are  excluded from this  document  for  proprietary
reasons).   Power  is supplied by sixteen multiribbed,  lead-acid
batteries featuring a "corrugated plate design" able to recharge and discharge power at the leading edge of lead-acid technology. The Company remains familiar with other battery options and will be able to move to a more exotic power source when reliability, improved output efficiency and recharge capabilities move beyond the experimental stage.

      The  MI-5  prototype engine has delivered 85,000  miles  of
trouble-free  road  time in the past ten years.   A  U.S.  built,
updated version of the original motor and controller powers the first production models of the MI-6.

      Few, if any, electric car development projects have the performance track record of the MI-6 prototype. The development and marketing philosophy of the Company is a straight forward approach to minimize overhead and build a limited number of MI-6 cars in parallel with customer orders

c.  The Electric Car Marketplace.

      General Motors research studies, as quoted by John Dabels, Director of Market Development of GM Electric Vehicles, show that 84% of urban drivers travel less than 75 miles per day. Other surveys dispel consumer fears that batteries will fail before they get home. Mr. Dabels foresees the need for both fleet and consumer markets, citing a need for consumer demand for used vehicles to establish fall economic viability. GM requires a minimum market size of 100,000 units to make the project profitable and is targeting a $20,000 to $25,000 price range.

      The primary focus of legislators and urban planners is the elimination of rush-hour smog from regular commuters to major city centers. Los Angeles, long identified with this problem has funded various projects aimed at eliminating emissions. This includes an $8 million-plus contract with a Swedish electric car company to supply test vehicles.

     In that electric cars totally shut down when not moving, and based upon average rush hour speeds in cities like Los Angeles and the New York area, electric cars provide an ideal long term option to current car designs. In that legislation is driving the market for the electric car, it is expected that peripheral incentives such as access to car-pooling lanes will be offered drivers of electric cars in the near future. In California, new legislation dictates that all new parking meters will include electric recharging plugs for electric cars.

d.  Marketing Strategy.

      The unique body styling of the MI-6 distinguishes it from other electric car projects. This exterior design of the MI-6 is based upon a specific target market.

     The MI-6 customer profile is the affluent businessperson who has both the financial capacity and individual self-image that demands a vehicle out of the ordinary. This customer is an established trendsetter, attracted to a sporty, "politically correct", clean car that offers both status and style. The initial MI-6 customer group, limited to 100 buyers across North America, will be targeted with two specific objectives in mind. Realistically, most buyers will be multi-car owners with access to a traditional car for rural or cross-country driving. Approximately half of the cars will be earmarked for trend-setting car buffs to be used strictly for personal driving.

2.   Qiblah Locator.

     The other specific reason for formation of the Company is to purchase certain assets of Qiblah International Industries Ltd. of Vancouver, British Columbia, Canada (as set forth in Schedule A to the purchase agreement). This firm has developed a state-of-the art electronic device called the Qiblah Locator, a battery-operated hand-held device that indicates the direction of the Muslim religious center Mecca from any location in the world. The Qiblah Locator is designed to be of assistance to the more than
1.5 billion adherents of the Muslim faith in the performance of their religious observations. A copy of the purchase agreement, entered into on January 12, 1999, is attached as Exhibit 10.2 to
this  Form  10-SB.   Under the terms of the  purchase  agreement,
Qiblah International Industries Ltd. will be paid 5,000,000 Shares, at the deemed issuance price of $0.10 per Share.

      This purchase agreement is subject to an agreement dated October 30, 1997 between Qiblah International Industries Ltd. and its wholly owned South African subsidiary Qiblah Technologies Ltd. Under the terms of this agreement, Qiblah Technologies Ltd. was granted the exclusive license to manufacture on a world-wide basis the Qiblah Locator, and distribute and sell throughout certain countries this product (those countries specified in a schedule to this agreement).

           After the user depresses a stylus onto a point on a world map that is placed above a pressure sensitive membrane, the device's arrow points towards Mecca. The weight of the Qiblah Locator is approximately 100 grams. The Qiblah Locator is designed to function at altitudes between 0 and 39,000 feet and at temperatures from -30C to +80C. The usefulness of this device is that a Muslim, when in an unfamiliar location, will know in which direction to face for his daily prayer ritual.

     The Qiblah Locator determines the true direction of Mecca by using the earth's magnetic field. When a geographic location on the map is selected using the stylus, the chip corrects for magnetic north by taking into account the magnetic deviation for the particular location. It then sends a signal to the visible display in the form of a direction arrow on the "LCD" face. The display on the LCD represents the true position of Mecca. The LCD automatically shuts off after twelve seconds to preserve battery life. The Qiblah Locator is comprised of a compass, a printed circuit board, a pressure-sensitive membrane, a world map and a liquid crystal diode face.

     Working prototypes of the Qiblah Locator have been completed. The accuracy achieved by the prototype is comparable to, or better than, the accuracy of competing devices. Muslim religious leaders have confirmed that the accuracy achieved by the current version of the Qiblah Locator provides a sufficiently fair representation of the direction of Mecca for users needing to face in that direction during prayer times.

     When compared to the devices of Casio and Lockheed Martin, the Qiblah Locator is, in the opinion of management, easier to use and, geographically speaking, is more versatile. The Qiblah Locator can be used from anywhere on earth simply by touching a map with a stylus. The competing products require programming. If the user of a competing product is not in a major city for which settings are pre-programmed into the unit, he is required to provide information that may not be readily available to him, such as a location's latitude and longitude.

     The appearance of the Qiblah Locator, when packaged in an optional casing that is lined with imitation silk, is attractive as a gift item. In contrast, some other compasses or prayer signalers that are made in the developing world are tacky in appearance.

     The world map and built-in clock, which are included in the units as central to the Mecca finding and prayer timer functions, indirectly increase the overall usefulness of the unit. For example, a person may keep the unit in his office and only use the Mecca finding function when he travels. Yet he still may use the prayer timer function a few times each day, refer to the world map on occasion and use the built-in clock instead of a watch.

     Rolf Papsdorf, the Chairman of the Company, conceived the idea of the Qiblah Locator in the middle of 1995 and first did a patent search for similar products. After not finding a match, Mr. Papsdorf commenced product development. The initial step was to locate a Mercator map, which is a world map that displays in wavy lines the deviations of compass readings from magnetic north. Then, a compass which could be used from any location in all conditions (e.g. on airplanes, in the desert) was required, one which was filled with non-toxic liquid. By the first half of 1996, Kinetic Technologies Inc.("Kinetic") of Canada was retained to write the computer program, based on a mathematical model, that would read the map and relate it to an LCD display by dividing the 360 degrees of the globe into 32 sections. Four programmers worked on this task for five months.

     Mr. Papsdorf retained the German office of Seiko Corp. in March 1997 to design the LCD, while at the same time Kinetic was designing the printed circuit board. Once the printed circuit board and LCD were finished, it was possible to design the mold. Based on the mold, packaging could now be created. The first mold was a shell-only acrylic model. Component suppliers were located, such as manufacturers of non-magnetic screws, and the first working prototype was completed. The Company showed this prototype to Muslim religious leaders and to trade show attendees in order to solicit feedback on appearance and ease of use. Total development costs incurred by Qiblah International Industries Ltd. through October 1998 were greater than $300,000, consisting of hard costs (e.g. travel expenses, consulting fees) and soft costs (e.g. unpaid time of Mr. Papsdorf).
a.  Market Highlights.


       Muslims are followers of Islam, a religion with approximately 1.5 billion believers worldwide. The Arabic word "Islam" is derived from the Arabic root "Salema", meaning peace, purity, submission and obedience. Islam, literally defined, is "the submission or surrender of one's will to the only true God worthy of worship, Allah". Followers trace Islam back to the age of Adam; its message has been conveyed to man by God's prophets and messengers including Abraham, Moses and Jesus. Muslims believe that Islam's message has been restored and enforced in the last stage of the religious evolution by God's last prophet and messenger, Muhammad.

      The guidelines of Islam stipulate four major exercises of faith for Muslims. Some of the exercises must be performed daily, while others are required weekly, monthly, annually or a minimum of once in a lifetime. The four major exercises are prayer, fasting, charity and pilgrimage. Offering of prayer is obligatory upon all Muslims, male or female. Obligatory prayers are five daily prayers, Friday's noon congregation prayer and the funeral prayer. Requirements of prayer include the performing of ablution, purity of the whole body, clothes and ground used for prayer, dressing properly and facing the "Qiblah", which is literally defined as the direction of, or way to, the holy city of Mecca. Muslims are not able practically to attend the mosque for all prayer sessions and they may be away from their home or office at prayer times; therefore, they often may not know in which direction they must face. The Qiblah Locator is intended to alert Muslims when it is prayer time and assist them in identifying the way to Mecca from wherever they may be.

     Islam is the fastest growing religion in the world today, in large part due to population growth, which averages 2.6% per year in Muslim countries. Growth through conversion from other religions is also a factor, particularly in Africa. Islam rivals Christianity as the world's most widely held faith and is the majority religion in about 50 countries. However, just 2% of the world's Muslims live in the West. But in the United Kingdom, Islam is the fastest growing religion among the Afro-Caribbean community. There are perhaps 10,000 British converts to Islam, predominantly white, middle-class women. Islam is growing in organizational strength, not just numbers, in Britain and has undergone massive restructuring in the last five years. Mosques and other institutions are proliferating and Muslims are exerting their influence in such fields as education and politics. There are also many Muslims in the U.S. For example, Dearborn Heights, a suburb of Detroit, has America's largest Muslim population. Los Angeles also has a vigorous, growing Muslim population.

     Attempts to serve the market for Mecca finding devices and prayer timers by large multinational companies such as Seiko and Lockheed Martin indirectly confirms that the size of this market opportunity is significant. The market potential for the Qiblah Locator is unlikely to decrease in the future. Daily prayers will always be a responsibility of Muslims. Unlike a perishable item or a software program, the Qiblah Locator is unlikely to become outdated. Even if more advanced versions of Mecca finding devices are introduced by the Company or by competitors, inventoried units could be marketed to less developed countries.

     An Islamic Research Scholar at the African Muslim Agency confirmed that Muslims, spend a disproportionate amount of money on religious items, such as a locator, especially at holy times of the year and at special events such as the Mecca pilgrimage. This is true even of low-income earners in low-wealth countries.

b.  Manufacturing Highlights.

      Manufacturing of the Qiblah Locator will be undertaken in Pretoria, South Africa by Casey Holdings Ltd. to take advantage of lower labor costs and the relative proximity to export markets of the Middle East. Casey Holdings Ltd., a Muslim owned, publicly traded computer company, is advancing production capital of 300,000 Rand through a convertible debenture, which will be sufficient to finance production requirements for the initial sales orders. Casey Holdings Ltd. manufactures under license for Hewlett-Packard and other clients, and will provide turnkey ordering, stock control assembly, packaging and shipping services for the Qiblah Locator. The Company and Casey Holdings Ltd. are currently in negotiations to conclude a manufacturing agreement.

     Casey Holdings Ltd. currently manufactures 1,200 computers per month, has 120 employees and generates annual revenue of approximately $10.5 million. All South African suppliers of the Company are well established and professionally managed. For example, Bosco Printed Circuits Pty. Ltd. was established in 1956 and is a multimillion dollar per year company. Factum Electronics Pty. Ltd., recommended by Bosco, has relationships with trading houses in the U.S. and Germany, and is planning to triple its current plant capacity. Q Box and Cartoit Manufacturers has been established for fifteen years. Gottfert Plastics Pty. Ltd. was involved in the Qiblah Locator project for much of 1997 and 1998, making the first mold needed for the units' casings.

     All South African suppliers have confirmed that the projected volume of Qiblah Locator units would make the Company one of their major customers. Accordingly, all have expressed a willingness to show maximum flexibility on price and scheduling.

     Component/Process                       Unit Cost in Rand

     Circuit Board                                9.58
     Circuit Board Population                     9.42
     Local Electronic Components                  0.49
     Injection Molding                            1.82
     Packaging Material                           2.12
     Compass                                     15.00
     Chips, Driver and Programming               35.00
     Floppy Touch Pad                             4.00
     Assembly, Packaging                          6.12
     Local Overheads, Miscellaneous               7.45
     Total in SAR                                91.00
     Total in U.S. $                             16.00

      The Company will sell the standard, assembled, global versions of the Qiblah Locator for the equivalent of $25.00 per unit F.O.B. Johannesburg. This represents a profit margin, excluding North American overhead costs, of approximately 50%.
c.  Marketing Plan Highlights.


     The Company's marketing strategy recognizes the unique, religious nature of the Qiblah Locator. The Company is seeking endorsements from Muslim prayer leaders and is emphasizing the fact that the Qiblah Locator is assembled, marketed and distributed by Muslims.

     The decision by the Company to develop a local version of the Qiblah Locator has two benefits. First, it makes possible multiple purchases by the same customer. Conceivably, an individual may desire a global version of the Qiblah Locator for when he travels and a local, more precise version of the Qiblah Locator for when he is in his home country. Second, it provides distributors from one country with territorial protection versus the Company's distributors from another country. For example, a consumer in Oman would have no interest in purchasing a local Saudi version of the Qiblah Locator.

     The Qiblah Locator will be marketed through distributors. Direct sales by management generally will not be undertaken. However, management will assist its South African distributor on local sales and selling units into new markets before distributors have been selected.

     The first step of the marketing plan is for the Company to be represented at Muslim business trade shows in the Middle East and the rest of the world. Yussuf Saley, International Marketing Director for the Company, and/or Reinhardt Huebsch, Liaison Director for the Company, will be the representatives initially, although in future years it is expected that the local distributor will be present at these events. Qiblah International Industries Ltd. was represented at three shows in the past year: Jeddah Trade Fair in Jeddah, Saudi Arabia; Musiad International Trade Fair in Istanbul, Turkey; and Afro-Arab Trade Fair in Sharjah, United Arab Emirates.

     Attendance at the trade shows has generated approximately seventy-five "serious" prospects. Within two weeks of returning from a trade show, a representative of the Company will send a follow-up letter to each serious prospect, inviting them to apply for their local distributorship. The serious prospects that reply to this follow-up letter then receive a second letter in which management outlines its terms and criteria for distributors. Management intends to appoint one exclusive distributor per country. Applicants will be selected based primarily on their distribution network, as well as on other factors such as their reputations.

      Management will offer its agents the right to purchase a license to a country, with the fee being based on a target market share of the national population. For example, the license fee for a country of 2.5 million would be $30,000. Alternatively, an agent could forego the up front license fee and instead add 10% to the quoted cost of the unit for the first year and 5% thereafter. The end-user prices are expected to range from $50.00 to $100.00, depending on the margin charged by the distributor, the distance of the market from South Africa, the packaging style, whether it is a global or local version and whether a prayer time function is included. By comparison, prices of up to $150.00 are charged for the Casio model and prices in the range of $85.00 are charged for the Lockheed model.

      Distribution of the Qiblah Locator must take into account that it is a religious item and thus cannot be marketed as a mass-market item. Tasteful advertising in religious journals will be
considered,   but  mainstream  advertising  is  not  appropriate,
especially    in    non-Muslim   countries.    Feedback    and/or
recommendations of influential local Imans, who  are  the  prayer
leaders  at  mosques,  has  been  solicited.   Shops  that   sell
religious items like the Koran will be a major retail vehicle for the Qiblah Locators. Gift shops in hotels and airports in Muslim cities also are targeted. Sales are not expected to be seasonal, although extra marketing efforts will be undertaken during special events such as the attendance of Muslim pilgrims at Mecca during the holy month of Ramadan. To date, Qiblah International Industries Ltd. has secured advance orders for 10,000 units of the Qiblah Locator from distributors in Turkey, Saudi Arabia, and United Arab Emirates.

     The involvement of Mr. Saley, an active Muslim, and the alliance with Muslim managed Casey Holdings Ltd., are major strengths of the Company that represent votes of confidence in the Qiblah Locator. Many companies have tried and failed at marketing devices similar to the Qiblah Locator. A major cause of failure in all cases was the inability, or unwillingness, to enlist the support of the Muslim community or to show adequate cultural sensitivity.

ITEM 2.  PLAN OF OPERATION.

1.  Electric Automobile.

      The following description of this project over the next  12 months and beyond is provided to demonstrate the potential of this project based on a number of key elements, including:

(a) The specifications, performance, and design traits of the MI-6 stand up to other known entries in this emerging market;

(b) The MI-6 production program will be based on relatively low capital costs and operation overheads providing an economic advantage over major companies;

(c) The MI-6 design, with approximately 10% of the parts inventory required for a standard internal combustion engine car, lends itself to efficient assembly and maintenance;

(d) After a preliminary corporate analysis of the project's feasibility, $25,000 will be allocated to a feasibility study to determine what the Company will require to place the MI-6 prototype electric car into production.

(e) Upon receiving a favorable feasibility study, the Company will embark on a two-phased marketing program aimed at generating market exposure and entrepreneurial interest in a decentralized distribution system with attractive economic opportunities in major North American urban areas; and

(f) The increasing political pressure and legislated requirements to meet zero-emission standards in California and other major markets by 2002 will greatly assist consumer acceptance of the changing priorities in an environment conscious society.

     The funds available to the Company from the first two private offerings (see Part II, Item 4 (Recent Sales of
Unregistered Securities)) may not be adequate for it to be competitive in the areas in which it intends to operate. The proceeds from these offerings will be sufficient for the Company to become continue operations and development of the electric car. The Company does not anticipate at this time having within the next 12 months any cash flow or liquidity problems, assuming that additional financing, if needed, is forthcoming.

2.  Qiblah Locator.

(a)  Short-Term Development Plan (ending December 31, 1999).

      Confirm a distribution network for the Qiblah Locator, with special emphasis on the Middle East and South Africa.

     Complete product enhancements such as the inclusion of a prayer time function (which activates signals for the five daily prayer times; when the user touches the map with the stylus, the Qiblah Locator will adjust for local sunrise and sunset times, adjust for the day of the month and calculate the five prayer periods for the particular position) and development of local versions of the Qiblah Locator for individual countries.

(b)   Medium-Term and Long-Term Development Plan (Beyond 1999).

     Expand the distribution network for the Qiblah Locator, with increased emphasis on Southeast Asia and the non-Arab world.

      Consider  additional product enhancements such as utilizing
Global Positioning Technology and applying the patent to other location-finding applications.

     It is not anticipated that additional funding will be needed in order for the Company to be self-sustaining in the production and sale of the Qiblah Locator since Casey Holdings Ltd. is advancing production costs for initial production.

ITEM 3.  DESCRIPTION OF PROPERTY

      The only property owned by the Company is that acquired under the purchase agreement with Qiblah International Industries Ltd. This list is attached as Schedule A to the purchase agreement (which is attached as Exhibit 10.2 to this Form 10-SB).

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

     The owners of 5% or more of the Shares, as well as the officers and directors who own Shares, are set forth in the following chart:

 Title of       Name of      Amount and Nature   Percent of
   Class       Beneficial      of Beneficial        Class
               Owner (1)         Owner (2)
  Common     Rolf Papsdorf       2,000,000
   Stock                                           19.94%

  Common         Qiblah          5,000,000
   Stock     International                         49.85%
               Industries
                  Ltd.


(1)   Mr.  Papsdorf  owns  a majority  of  the  stock  of  Qiblah
International Industries Ltd. The business address for Mr. Papsdorf and Qiblah International Industries Ltd. is 1177 West Hastings Street, Suite 2400, Vancouver, British Columbia, Canada. Other than these Shares owned beneficially by Mr. Papsdorf, none of the other officers or directors of the Company own any of the Shares.

(2) Mr. Papsdorf does not have the right to acquire any amount of the Shares within sixty days from options, warrants, rights, conversion privilege, or similar obligations.

ITEM 5.  DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS.

      The names, ages, and respective positions of the directors, officers, and significant employees of the Company are set forth below. All these persons have held their positions since January 15, 1999. There are no other persons which can be classified as a promoter or controlling person of the Company.

a.  Rolf K. Papsdorf, Director (Chairman)/President.

      Mr. Papsdorf, age 54, is the inventor of the Qiblah Locator and the founder of the Company. Mr. Papsdorf is an inventor and engineer who has developed a number of patented technologies over the past 25 years. Prior to beginning development on the Qiblah Locator in 1995, he founded Sims Technology in Germany in 1993 to produce products out of polymer concrete. Between 1985 and 1993, he developed and commercialized a system for making roof tiles out of mineral waste in an interlocking system, first through Eurotile Manufacturing (B.C.), Ltd. of Vancouver, British Columbia and then through a company in Germany which he had acquired from the privatization authorities of the federal government.

      In 1980, Mr. Papsdorf had started development on a keyless (fingerprint-controlled) access control and security device for motor vehicles and general lock systems, which he sold to Papsi Systems S.A. in 1983. From 1973 to 1980, he developed a gas turbine system that had applications in stationary gas turbine-driven power plants. He sold the patent for this technology to Gasturbines S.A. in 1980. Mr. Papsdorf earned his degree in Mechanical Engineering from the University of South Africa in 1974.

b. Dieter K. Schindelhauer, Director/Secretary/Treasurer/Controller.

      Mr. Schindelhauer, age 63, is based in Vancouver, British, Columbia, Canada. He is presently the President of Orlon
Resources  Ltd.  of  Vancouver,  a  private  project  development company that holds patents on gravity separation recovery systems. Since 1983 he has been the President of Chalice Mining Inc. of Vancouver , a junior gold exploration company. Other former positions held since 1986 were President of Gulderand Mining, Director of Seastar Resources Ltd. and President of Pala Gem and Mineral Mining. Between 1976 and 1983 he was the Quality Assurance Manager for Hawker Siddeley Canada Inc., Canadian Car (Pacific) Division in Surrey, British Columbia, a supplier of sawmill machinery and lumber processing equipment. From 1973 to 1976 Mr. Schindelhauer was the Plant Manager and then the General Plant Manager of Moore Dry Kiln Company of Canada Limited of Richmond, British Columbia, which designed and manufactured machinery and process equipment for the primary and secondary lumber industry.

      Positions held at Noranda Metal Industries Limited on Annacis Island, New Westminster, British Columbia between 1959 and 1973 included Superintendent of Technical Services. From 1953 to 1957, Mr. Schindelhauer studied and trained towards a diploma in Electrical Mechanical technology. He completed in 1976 a four-year business course at the University of British Columbia that was sponsored by the Canadian Institute of Management. Mr. Schindelhauer holds a professional membership in the Canadian Institute of Management, of which he was the Education Chairman for the Education Chapter from 1977 to 1983 and the Program Director from 1983 to 1985.

c.   Kenneth B. Liebscher, Director.

      Mr. Liebscher, age 56, is an international businessman with an extensive background in sales and marketing. In 22 years with Dentsply International, the world's largest dental products manufacturer, he climbed the ranks to become Manager of their West Coast Division, headquartered in San Francisco. In February 1990, Mr. Liebscher was recruited by a major Europe-based competitor, Ivoclar Liechtenstein to lead their entry into the North American market, and within two years became Executive Vice-President of Sales and Marketing and helped to expand this company's world-wide sales to $300,000,000 before retiring.

      In May 1992, Mr. Liebscher left his previous position to became a director of a reporting company called E.T.C. Industries Ltd. Subsequently, he became president of its wholly owned subsidiary The Electric Car Company and beginning in 1994, led a team that developed the MI-6 prototype electric car from the ground up. Mr. Liebscher also serves as a director of the following reporting companies: (a) Belmont Resources Inc.; (b)
Vanadium International Inc.; and Montoro Resources Inc. Mr. Liebscher has attended the University of British Columbia.

d.   Yussuf Saley, International Marketing Director.

      Mr. Saley, age 48, will be responsible for developing the overseas distribution network of the Company and for promoting the Qiblah Locator at international trade shows. Mr. Saley
joined   a   film  distribution  company  within  the  Jacquesson
Enterprises Group of South Africa in 1972, where he was responsible for purchasing films from England, France and India and distributing them in South Africa and throughout Africa. The film distribution company then established a chain of cinemas in South Africa and Mauritius for the distribution of imported films. In 1984, he gained control of Jaquesson Enterprises, which included an electronics wholesaler and retailer, a consumer and fashion magazine publisher, and a financial services company.

      In 1987, he was appointed the Chairman and Chief Executive of Stem Diamond Co., whose business includes jewelry retailing, packaging manufacturing, insurance and mail order. From 1992 until joining Qiblah International Industries, Ltd. in July 1997, Mr. Saley was semi-retired, managing personal property and business investments. Mr. Saley is presently an executive member of the Islamic Business Chamber of South Africa and the Hajj and Ummrah Council and he is a member of numerous Islamic organizations including the Islamic Research Center, the Muslim Youth Movement (NFYNI) Radio Station, the Muslim Business Association, Crescent International, the Muslim Institute of UK, the Islamic Foundation and the Africa Muslim Agency. Mr. Saley has studied at the London School of Economics.

e.   Reinhardt Huebsch, Liaison Director.

      Mr. Huebsch, age 41, joined Qiblah International Industries Ltd. in 1998. He also is currently employed as the National Key Account Manager for Danone Clover. From January to June 1998, Mr. Huebsch served as the Senior Accounts Manager for Amato Foods. For the period of January 1997 to June 1998, he was a principal in the firm Pick `n Play Family Store. Prior to that he served as the National Trade Marketing Manager of the Johannesburg office of Nabisco/Royal Beechnut since 1994.
Between 1989 and 1994 Mr. Huebsch was the National Trade Marketing Manager of the Johannesburg office of Cadbury Schweppes and from 1986 to 1988 he was the National Key Accounts Manager of Ceres Fruit Juices. Mr. Huebsch held various positions with Nestle-Rowntree between 1977 and 1986, including Merchandiser, Supermarket Salesman, Retail Salesman, Wholesale Specialist, Key Accounts Manager and National Accounts Manager. Mr. Huebsch received his business management diploma in 1976.

ITEM 6.  EXECUTIVE COMPENSATION.

     (a) No officer or director of the Company is receiving any remuneration at this time.

     (b) There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the corporation or any of its subsidiaries.

     (c) No remuneration is proposed to be in the future directly or indirectly by the corporation to any officer or director under any plan which is presently existing.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Other than as set forth in this Item 7, there are no relationships, transactions, or proposed transactions to which the registrant was or is to be a party, in which any of the named persons set forth in Item 404 of Regulation SB had or is to have a direct or indirect material interest.

     As indicated under Description of Business, the Company on January 9, 1999 entered into a license agreement with ETC
Industries, Ltd. of Vancouver, British Columbia, Canada. Ken Liebscher, one of the Directors of the Company, is a director of ETC Industries Ltd.; also, Mr. Liebscher owns stock in that firm. Under the terms of this agreement, E.T.C. Industries Ltd. will be paid the sum of $50,000, plus a royalty of 2% of the Gross Sales Price (as defined in this agreement) on every product sold by the Company.

     As indicated under Description of Business, the Company on January 12, 1999 entered into a purchase agreement with Qiblah International Industries Ltd. to purchase all the assets of this firm (which relate to the Qiblah Locator). Rolf Papsdorf, a Director and President of the Company, is a majority owner of Qiblah International, Industries Ltd. Under the terms of the purchase agreement, Qiblah International Industries Ltd. was paid 5,000,000 Shares, at the deemed issuance price of $0.10 per Share.

ITEM 8.  DESCRIPTION OF SECURITIES.

General Description.

   The   Articles  of  Incorporation  authorize  the   issuance
of 50,000,000 shares of common stock, with a par value of $0.001. The holders of the Shares: (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Company; (b) are entitled to share ratably in all of the assets of the Company available for distribution upon winding up of the affairs of the Company; (c) do not have preemptive subscription or conversion rights and there are no redemption or sinking fund applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders. These securities do not have any of the following rights: (a) cumulative or special voting rights; (b)
preemptive  rights  to  purchase in new  issues  of  Shares;  (c)
preference  as  to  dividends or interest;  (d)  preference  upon
liquidation; or (e) any other special rights or preferences.   In
addition, the Shares are not convertible into any other security. There are no restrictions on dividends under any loan other financing arrangements or otherwise. See a copy of the Articles of Incorporation, and an amendment thereto, and Bylaws of the Company, attached as Exhibit 3.1, Exhibit 3.2, and Exhibit 3.3, respectively, to this Form 10-SB. As of the date of this Form 10-
SB,   the   Company  had  10,031,000  shares  of   common   stock
outstanding.

Non-Cumulative Voting.

     The holders of Shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.

Dividends.

     The Company does not currently intend to pay cash dividends. The Company's proposed dividend policy is to make distributions of its revenues to its stockholders when the Company's Board of Directors deems such distributions appropriate. Because the Company does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, nor can there be any guarantees of the success of the Company.

     A distribution of revenues will be made only when, in the judgment of the Company's Board of Directors, it is in the best interest of the Company's stockholders to do so. The Board of Directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investee's securities on its customers, joint venture associates, management contracts, other investors, financial institutions, and the company's internal management, plus the tax consequences and the market effects of an initial or broader distribution of such securities.

Possible Anti-Takeover Effects of Authorized but Unissued Stock.

     The Company's authorized but unissued capital stock consists of 39,969,000 Shares of common stock and 10,000,000 shares of preferred stock. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Company's management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Transfer Agent.

     The  Company intends to engage the services of Pacific Stock
Transfer Company, 3690 South Eastern, Suite 218 Las Vegas, Nevada
89109, to act as transfer agent and registrar.

PART II.

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS.

     The Shares have not previously been traded on any securities exchange. At the present time, there are no assets available for the payment of dividends on the Shares.

ITEM 2.  LEGAL PROCEEDINGS.

     The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the company has been threatened.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     During the Company's first fiscal year and up to the present time, the principal independent accountant for the Company has neither resigned (or declined to stand for reelection) nor been dismissed. The independent accountant for the Company is Amisano Hanson, Chartered Accountants. This firm was engaged on or about January 15, 1999.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

      On  January  1, 1999, the Company commenced an offering  of
5,000,000 shares of its $.001 par value common stock at an offering price of $0.001 per Share pursuant to the terms of a confidential private offering memorandum dated January 1, 1999 for the purpose of providing start-up capital for the Company. The minimum investment required was $250.00. No discounts or commissions were paid in connection with this offering. All 5,000,000 shares were subscribed, resulting in proceeds to the Company, before costs of the offering, of $5,000.

     On January 15, 1999, the Company commenced an offering of 550,000 shares of its $.001 par value common stock at an offering price of $0.50 per Share pursuant to the terms of a confidential private offering memorandum dated January 15, 1999 for the purpose of providing additional working and development capital for the Company. The minimum investment required was $500.00. No discounts or commissions were paid in connection with this offering. On March 11, 1999, this offering was closed, resulting in the sale of 31,000 Shares and proceeds to the Company, before costs of the offering, of $15,500.

     Both of these offerings were undertaken pursuant to the limited offering exemption from registration under the Securities Act of 1933 as provided in Rule 504 under Regulation D as promulgated by the U.S. Securities and Exchange Commission. These offerings met the requirements of Rule 504 in that: (a) the total of funds raised in the two offerings does not exceed $1,000,000; and (b) the offer and sale of the Shares was not accomplished by means of any general advertising or general solicitation.

     The class of persons that these offering were made were "sophisticated investors." As a result, offers were made only to persons that the Company believed, and had reasonable grounds to believe, either (a) have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the proposed investment, or (b) can bear the economic risks of the proposed investment (that is, at the time of investment, could afford a complete loss). Additionally, sales were made only to persons whom the Company believed, and had reasonable ground to believe immediately prior to such sale and upon making reasonable inquiry, (a) are capable of bearing the economic risk of the investment, and (b) either personally possess the requisite knowledge and experience, or, together with their offeree representative, have such knowledge and experience.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     No director of the Company will have personal liability to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director since provisions have been made in the Articles of Incorporation limiting such liability. The foregoing provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes or, (v) for any transaction from which the director derived an improper personal benefit.

     The By-laws provide for indemnification of the directors, officers, and employees of the Company in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees of the Company if they were not engaged in willful misfeasance or malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation. The Bylaws, therefore, limit the liability of directors to the maximum extent permitted by Nevada law (Section 78.751).

     The officers and directors of the Company are accountable to the Company as fiduciaries, which means they are required to exercise good faith and fairness in all dealings affecting the Company. In the event that a shareholder believes the officers and/or directors have violated their fiduciary duties to the Company, the shareholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the shareholder's rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management.. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

PART F/S.

     An audited financial statement, as of December 31, 1998 (the end of the first fiscal year of the Company), is set forth in
Exhibit 99.1 to this Form 10-SB. An interim unaudited balance sheet on the Company, dated January 15, 1999, is set forth in
Exhibit 99.2 to this Form 10-SB.

PART III.

ITEMS 1 and 2.  INDEX TO EXHIBITS; DESCRIPTION OF EXHIBITS.

     The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached.

                           SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   DIRECTION TECHNOLOGIES, INC.



Date: March 11, 1999.              By: /s/__Dieter K. Schindelhauer
                                   Dieter K. Schindelhauer,
                                   Secretary/Treasurer


                    Special Power of Attorney

     The undersigned constitute and appoint Dieter K. Schindelhauer their true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Form 10-SB Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting such attorney-in-fact the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney0in-fact may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1934, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


    Signature                 Title                    Date


/s/ Rolf K.        President, Director            March 11, 1999
Papsdorf
Rolf K. Papsdorf


/s/ Dieter K.      Secretary, Treasurer           March 11, 1999
Schindelhauer     (Principal Financial and
Dieter K.          Accounting Officer), Director
Schindelhauer


/s/ Kenneth  B.    Director                       March 11, 1999
Liebscher
Kenneth B.
Liebscher



                          EXHIBIT INDEX

Exhibit                     Description                    Method
Number                                                     of
                                                           Filing
3.1       Articles of Incorporation                        See Below

3.2       Certificate of Amendment of Articles of          See Below
          Incorporation

3.3       Bylaws                                           See Below


10.1      License Agreement                                See Below


10.2      Promissory Note                                  See Below


10.3      Purchase Agreement                               See Below


24        Special Power of Attorney                        See
                                                           Signature
                                                           Page

99.1      Report and Financial Statements (Dated December  See Below
          31, 1998)

99.2      Balance Sheet at January 15, 1999 (unaudited)    See Below